Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

RECEIVED

05011764

October 5, 2005

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: File No. 82-34714

We enclose copy of Form 1 – Change in Issued and Outstanding Securities for the period September 2005 submitted to the Toronto Stock Exchange.

Yours truly,

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

IMPERIAL METALS CORPORATION

Rio Budhai

Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659

Enclosure

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	09/01/2005 - 09/30/2005

Summary

Issued & Outstanding Opening Balance :	28,138,439	As at :	09/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	2,000		
Issued & Outstanding Closing Balance :	28,140,439		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/30/2005	Warrants	2,000

Filer's comment

Exercise of share purchase warrants @ $5.50 per share.

Totals	2,000

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	10/05/2005 14:19:46
Last Updated:	10/05/2005 14:18:00